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                                March 27, 2023

       Ann Marie Sastry
       Chief Executive Officer
       Amesite Inc.
       607 Shelby Street, Suite 700 PMB 214
       Detroit, MI 48226

                                                        Re: Amesite Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 14,
2023
                                                            File No. 333-270512

       Dear Ann Marie Sastry:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 14, 2023

       Plan of Distribution, page 13

   1. Please identify any selling stockholder that is a registered broker-dealer or an affiliate of a broker-dealer. Please
note that a registration statement registering the resale of shares being offered by a
broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued
as underwriting compensation. For a selling stockholder that is an affiliate of a
broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the
securities in the ordinary course of business; and (2) at the time of purchase of the securities you
are registering for resale, the seller had no agreements or
                                                        understandings,
directly or indirectly, with any person, to distribute the securities. If you are unable to make
these statements in the prospectus, please disclose that the selling stockholder is an
underwriter.
 Ann Marie Sastry
Amesite Inc.
March 27, 2023
Page 2
Incorporate of Documents by Reference, page 20

2. Please revise to specifically incorporate by reference your current reports on Form 8-K filed on December 14, 2022 and March 10, 2023. Please also incorporate by reference your Definitive Proxy Statement on Schedule 14A filed on January 23, 2023 or provide us with your analysis explaining why incorporating these filings is not required. Refer to
      Item 12(a)(2) of Form S-1 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mariam Mansaray, Staff Attorney at 202-551-6356 or Matthew Crispino,
Staff Attorney at 202-551-3456 with any other questions.



                                                           Sincerely,
FirstName LastNameAnn Marie Sastry
                                                           Division of
Corporation Finance
Comapany NameAmesite Inc.
                                                           Office of Technology
March 27, 2023 Page 2
cc:       Richard A. Friedman, Esq.
FirstName LastName